July 22, 2008
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Kevin Woody

RE:	General Growth Properties, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 001-11656
Ladies and Gentlemen:
This letter is in response to comments contained in your letter dated July 14, 2008 (the “Additional Comment Letter”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended by Amendment No. 1 on Form 10K/A (“2007 Form 10-K”), and filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) as referenced above. The Additional Comment Letter acknowledges our response (dated June 17, 2008) to a letter, dated June 3, 2008, issued by the Commission on the aforementioned filing and the Company’s Schedule 14A dated March 24, 2008. As requested in the Additional Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Additional Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2007
Item 2. Properties, page 16
1.	We note your response to comment two of our letter dated June 3, 2008. The requested lease expiration disclosure appears to be material to an overall understanding of your business and should be included in your Form 10-K. In subsequent Form 10-K filings, please include the requested lease expiration disclosure.

The Company will include the requested lease expiration information in Item 2 Properties of our future Form 10-K filings. However, annual rental information will reflect base minimum rent rather than total gross annual rent. Total gross annual rental income includes overage rents, which are based on future tenant sales and therefore cannot be projected over a ten year timeframe. The new disclosure will be based on our current disclosure of minimum future rentals for our consolidated properties (Note 8, page F-35 of the 2007 Form 10-K).
Item 7. Management’s Discussion and Analysis
Overview — Retail and Other Segment, page 31
2.	We note your response to comment five and the information provided in exhibit 99.1 to your Form 8-K filed April 29, 2008. Considering the material nature of the disclosure and its significance to an investor’s understanding of your financial condition, in future Form 10-K filings, please revise to provide the information requested by the prior comment.
The Company will include the requested individual project information for our major new development and redevelopment projects in our future Form 10-K filings in Item 7 — Management’s Discussion and Analysis.
Consolidated Financial Statements
Note 12. Minority Interests, page F-42
3.	We note your response to prior comment eight. In future filings, please also include the dollar amount of the redemption price for your outstanding Operating Partnership Common Units in addition to your clarification of the provisions regarding such redemption.

The Company will revise its disclosure in future filings to clarify the provisions regarding redemption of the Common Units in that, upon receipt of a request for redemption by a holder of Common Units, the Company, as general partner of the Operating Partnership, has the option to pay the redemption price for such Common Units with shares of common stock of the Company, or in cash, on a one-for-one basis with a cash redemption price equivalent to the market price of one share of common stock of the Company at the time of redemption. We will state that all prior requests for redemption have been fulfilled with shares of the Company’s common stock and that we intend to continue this practice. Notwithstanding this historical practice and stated intent, we will also disclose the aggregate amount of cash that would be paid to the holders of the current outstanding Common Units if such holders requested redemption of the Common Units, and all such Common Units were redeemed for cash, as of the balance sheet date.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and
•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Additional Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252, or Scott Nelson at (312) 960-5842.
Respectfully submitted,
Bernard Freibaum
Chief Financial Officer
General Growth Properties, Inc.